Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Progress Energy, Inc.

Commission File No.: 001-15929

Duke Energy to target fresh merger prospects
Financial Times, 3-6-11
By Ed Crooks in New York

Duke Energy, the North Carolina-based power company, will be looking for more acquisitions once it has completed its $13.8bn takeover of its neighbour Progress Energy, its chairman has said.

Duke will become the largest energy utility in the US, with a market capitalisation of about $38bn, when the deal closes, which is scheduled for the end of the year.

Jim Rogers, who will be executive chairman of the merged company, told the Financial Times that Duke would be “in a stronger position to continue the consolidation which I think is inevitable in a very fragmented market in the US”.

He added that it was “almost premature” to think about further targets before the Progress deal was done, but added: “As you think about how this industry has consolidated over the last 20 years, it continues.”

Merger and acquisition activity in the US power sector picked up strongly last year, but the industry remains much less concentrated than in the European Union, where a few regional giants such as EDF of France and Eon of Germany are dominant. Their market capitalisations are about $82bn and $65bn, respectively.

Several attempted US power utility deals were blocked by regulators in the past decade, and Duke still needs to secure approvals from state and federal authorities. However, regulators recently appear to have been more willing to give a green light to deals.

Mr. Rogers said he expected Duke to become a “must-own utility” for investors, boosting the share’s price/earnings ratio and strengthening its ability to make acquisitions.

He added that the group was likely to look for further deals with utilities that operated under regulation, rather than selling power into a free market.

Duke’s shares pay a relatively high yield of about 5.4 per cent, based on last year’s dividends, and regulated returns, which will provide about 85 per cent of the operating profits of the merged group, offer greater stability of cash flows.

Mr. Rogers’ role will include providing advice on “strategic matters” to Bill Johnson, the chairman and chief executive of Progress who will become chief executive of the merged company.

John McConomy, a partner at PwC, said the barriers that had stood in the way of M&A in the US energy industry, including commodity price volatility, uncertainty over regulation of carbon dioxide emissions, and the economic downturn were falling away.

“We have considerably more companies generating power in the US than makes sense from an economic point of view,” he said. “I think the conditions remain ripe for further deals.”

Mr. Rogers, who has been a strong supporter of a cap-and-trade system to curb carbon dioxide emissions, said the proposal had “hit a roadblock” following the midterm elections, which gave the Republican party control of the House of Representatives.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.